UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 10 September 2024

Not for distribution in the United States of America

Orange issues new bonds for a total notional of 600 million euros

Orange issues a EUR 600 million 10.3-year bond at 3.250%.

Currency	Format	Term	Notional	Coupon	Re-offer spread
EUR	Fixed rate	Jan. 2035	600 million	3.250%	m/s + 88 bps

Barclays, BBVA, J.P. Morgan, Natixis, Santander and UniCredit are acting as Bookrunners.

Natixis and Santander are acting as Global Coordinators.

With this offering, Orange is pursuing its prudent and active balance sheet management policy.

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 39.7 billion euros in 2023 and 128,000 employees worldwide at 30 June 2024, including 72,000 employees in France. The Group has a total customer base of 285 million customers worldwide at 30 June 2024, including 246 million mobile customers and 21 million fixed broadband customers. These figures have been restated to account for the deconsolidation of certain activities in Spain following the creation of MASORANGE. The Group is present in 26 countries (including non-consolidated countries).

Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan 'Lead the Future', built on a new business model and guided by responsibility and efficiency. 'Lead the Future' capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on X: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact:

Tom Wright; tom.wright@orange.com; +33 6 78 91 35 11

CAUTION: NOT FOR DISTRIBUTION IN THE UNITED STATES

This press release, of a purely informative nature, is not and cannot in any way be construed as an offering to sell any securities, or as a solicitation of any offer to buy securities, in any jurisdiction, including the United States, Japan, Australia, Canada and the United Kingdom. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933, as modified. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of these securities has been or will be made in the United States or elsewhere.

ORANGE

Date: September 11, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication